FILE NO. 70-9647


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO
                                    FORM U-1
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               MANZANO CORPORATION
                            A NEW MEXICO CORPORATION
                                 ALVARADO SQUARE
                          ALBUQUERQUE, NEW MEXICO 87158
                   (Name of Company Filing This Statement and
                     Address of Principal Executive Office)


                                  M. H. Maerki
                Senior Vice President and Chief Financial Officer
                               MANZANO CORPORATION
                                 ALVARADO SQUARE
                          ALBUQUERQUE, NEW MEXICO 87158
                     (Name and Address of Agent for Service)

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

                                Michael F. Cusick
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 858-1000

                                Patrick T. Ortiz
              Senior Vice President, General Counsel and Secretary
                               MANZANO CORPORATION
                                 Alvarado Square
                          Albuquerque, New Mexico 87158
                                 (505) 241-2700

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

                                  INTRODUCTION

         Pursuant to Sections (9)(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "1935 Act" or the "Act"), Manzano Corporation, a New Mexico corporation ("Manzano"), hereby requests that the Securities and Exchange Commission (the "Commission") issue an order (i) approving the acquisition by Manzano of all of the issued and outstanding voting securities of Public Service Company of New Mexico ("PNM"), pursuant to a share-for-share exchange whereby all of the common shareholders of PNM will become common shareholders of Manzano, and PNM will become a wholly-owned direct subsidiary of Manzano; (ii) approving the acquisition by Manzano (pursuant to a dividend distribution by PNM to Manzano) of all of the issued and outstanding voting securities of a wholly owned New Mexico corporation ("UtilityCo"); and (iii) granting such other authorizations as may be necessary in connection therewith.

         The Board of Directors of PNM proposes to reorganize PNM into a holding company structure (as described herein) as a means of achieving the corporate and asset separations required by New Mexico's Electric Utility Industry Restructuring Act of 1999 (the "Restructuring Act"). Under the terms of the Agreement and Plan of Share Exchange (the "Agreement"), all of the outstanding shares of PNM common stock will be exchanged on a share-for-share basis for shares of Manzano common stock. Thus, when the share exchange is completed, each person who owned PNM common stock immediately prior to the share exchange will own the same number of shares (and percentage) of Manzano common stock after the share exchange. Manzano will own all of the outstanding shares of PNM common stock. Manzano will, at that point, be a "holding company" under the Act and will claim an exemption under Section 3(a)(1) of the Act pursuant to Rule 2 under the Act. In and of itself, this exchange does not require prior approval of the Commission under Section 9(a)(2) of the Act.

         PNM has formed another wholly-owned subsidiary, referred to in this Application/Declaration as "UtilityCo," which, after completion of the proposed share exchange and corporate separation, will be a wholly-owned subsidiary of Manzano and a sister company to PNM. After completion of the proposed share exchange and corporate separation, UtilityCo will acquire the name "Public Service Company of New Mexico," and the existing PNM will be renamed Manzano Energy Corporation. For purposes of this Application/Declaration, however, the term "PNM" refers to the current Public Service Company of New Mexico. In addition, the term "Energy" refers to the subsidiary (currently PNM) that will own PNM's existing electric generation and related assets, and the term "UtilityCo" refers to the future Public Service Company of New Mexico. (The acquisition by Manzano of the voting securities of PNM and UtilityCo and the transfer of the Regulated Assets, as defined later, from PNM to UtilityCo are collectively referred to herein as the "Separation.")

         After completion of the proposed share exchange and receipt of all necessary regulatory and other approvals, to comply with the Restructuring Act, PNM's plant related assets identified for Federal Energy Regulatory Commission ("FERC") accounting purposes as electric and gas distribution and transmission related assets (the "Regulated Assets") will be transferred to UtilityCo. Shareholder approval is not required for this asset transfer.

         Primarily as a result of federal and state regulatory reforms, the electric generation industry is undergoing a fundamental transformation into a competitive marketplace. The Restructuring Act enacted by the New Mexico legislature (the "Legislature") and signed into law in April 1999 opens the state's electric generation market to customer choice in 2002. The Restructuring Act also requires that assets and activities subject to the jurisdiction of the New Mexico Public Regulation Commission ("PRC") and the FERC, primarily electric and gas distribution and transmission assets and activities (collectively, the "Regulated Business"), be separated from competitive, deregulated businesses, primarily electric generation assets and service and related energy services (collectively, the "Competitive, Deregulated Businesses"). This separation is required by the Restructuring Act to be accomplished through the use of at least two separate corporations. The Restructuring Act expressly authorizes the use of a holding company structure to effectuate the required separation.

         PNM has decided to accomplish this mandated separation by the formation of Manzano and the transfer by PNM of the Regulated Business to UtilityCo, subject to various regulatory and other approvals. Under a holding company structure, PNM's Regulated Business (that is, electric and gas transmission and distribution services and other ancillary services including metering and billing) and its Competitive, Deregulated Businesses will each be owned by separate companies. As a result, Manzano will be in a better position to adapt to the rapidly changing energy marketplace and to meet and take advantage of future challenges and opportunities while continuing to own and operate its Regulated Business through UtilityCo.

         Following  the  Separation,  Manzano  will be a holding  company  under
Section 2(a)(7) of the 1935 Act. It will own all of the issued and outstanding voting securities of UtilityCo and PNM (the future Energy). Each of Energy and UtilityCo will be a "public-utility company" as defined in Section 2(a)(5) of the 1935 Act. Manzano will claim an exemption from all of the provisions of the 1935 Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1) and Rule 2 thereunder immediately after the share exchange.

         It is the current intention to have Manzano's competitive subsidiaries, Energy and Avistar, Inc. ("Avistar") (currently a wholly-owned non-utility subsidiary of the present PNM), engage principally in the Competitive, Deregulated Businesses.

A.       DESCRIPTION OF PARTIES TO THE TRANSACTION

         1.       General Description.

                  (a) PNM. PNM was organized under the laws of the State of New Mexico in 1917. The principal executive offices of PNM are located in Albuquerque, New Mexico. PNM is an integrated public utility primarily engaged in the generation, transmission, distribution and sale of electricity and in the transmission, distribution and sale of natural gas within the State of New Mexico. PNM is, and after the Separation will continue to be, a public utility company within the meaning of Section 2(a)(5) of the 1935 Act.

         The total population of the area served by one or more of PNM's utility services is estimated to be approximately 1.35 million, of which 52.2% live in the greater Albuquerque area. For the year ended December 31, 1999, 78.8% of PNM's operating revenues were derived from electric operations, 20.4% from natural gas operations and 0.8% from unregulated businesses. As of December 31, 1999, PNM employed 2,667 persons.

         PNM is currently subject to the jurisdiction of the PRC with respect to its retail electric and gas rates, service, accounting, issuance of securities, construction of major new generation and transmission facilities and other matters. The FERC has jurisdiction over rates and other matters related to transmission service and wholesale electric sales. As a co-licensee with respect to three nuclear generating units, PNM is also subject to the authority of the NRC.

         PNM's  corporate   structure   (including  the  planned   formation  of
UtilityCo) prior to the commencement of the Separation is as follows:

                              --------------------
                              |                  |
                              |       PNM        |
                              |                  |
                              --------------------
                                       |
          -------------------------------------------------------------
          |                    |                   |                  |
  -----------------    ------------------   ---------------    ---------------
  |               |    |                |   |             |    |             |
  |    MANZANO    |    |   UTILITYCO    |   |   AVISTAR   |    |  INACTIVE   |
  |               |    |                |   |             |    |SUBSIDIARIES |
  |               |    |                |   |             |    |             |
  -----------------    ------------------   ---------------    ---------------

         The above chart does not show in detail any of PNM's other existing subsidiaries since these subsidiaries are either inactive or immaterial to PNM. A brief description of these other subsidiaries follows:

         Meadows Resources, Inc. (MRI), a New Mexico corporation, was organized for the purpose of developing and conducting activities unrelated to utility operations. MRI is a wholly-owned subsidiary of PNM. MRI's subsidiaries and affiliates included: Bellamah Associates Ltd. (BAL); Bellamah Community Development (BCD); Bellamah Holding Company (BHC); Bellamah Investors Ltd.
(BIL); MCB Financial Group, Inc. (MCB); and Republic Holding Company (RHC). MRI and its subsidiaries and affiliates are inactive.

         Sunbelt Mining, Inc. (SMC), a New Mexico corporation, was organized to, among other things, acquire, develop and market coal. SMC owned several affiliates which have been formally dissolved. SMC owns Gas Company of New Mexico, which is a dormant company, for the purpose of preserving the name of the subsidiary. Both SMC and Gas Company of New Mexico are inactive.

         Paragon Resources, Inc. (PRI), a New Mexico corporation, is a wholly owned subsidiary, organized in New Mexico to provide farm and ranch management, property management, service station maintenance services and space rental. PRI is inactive.

         Sunterra Gas Gathering Company (SGGC), a New Mexico corporation, was organized to gather and deliver natural gas to interstate and intrastate pipelines and sell gas to PNM Gas Services, a division of PNM. In 1994, substantially all assets of SGGC were sold and operations substantially discontinued. SGGC is a wholly owned subsidiary.

         Sunterra Gas Processing Company (SGPC), a New Mexico corporation, was organized to process natural gas. Its assets and operations were sold in 1994 and it is currently inactive. SGPC is a wholly owned subsidiary.

         After the asset transfer, the existing PNM will be renamed Manzano Energy Corporation. It will be a generation, power supply and energy-related services company with its principal executive offices located in Albuquerque, New Mexico. Energy will be a wholly-owned subsidiary of Manzano. After the Separation, Energy will engage principally in the Competitive, Deregulated Businesses.

                  (b) Manzano. Manzano, a New Mexico corporation, was organized in March 2000 for the purpose of carrying out the reorganization of PNM into a holding company structure. Manzano is currently a direct, wholly-owned shell subsidiary of PNM. Upon the consummation of the share exchange, Manzano will become the parent of PNM. Manzano's principal executive offices are located in Albuquerque, New Mexico. Manzano does not, and before and after the Separation will not, own any utility assets.

         Manzano will, upon completion of the share exchange, be a "holding company" under the Act and will claim an exemption under Section 3(a)(1) of the Act pursuant to Rule 2 under the Act. In and of itself, this exchange does not require prior approval of the Commission under Section 9(a)(2) of the Act. As part of the reorganization, PNM will distribute the outstanding shares of common stock of UtilityCo to Manzano by way of a dividend so that UtilityCo will also be a wholly-owned subsidiary of Manzano after the consummation of the share exchange. Manzano is not expected to be an operating company. Thus, the business and operations conducted by PNM and its subsidiaries immediately before the share exchange will continue to be conducted by UtilityCo and Energy (the former
PNM).

         Similarly, the consolidated assets and liabilities of PNM and its subsidiaries immediately before the share exchange will be the same as the consolidated assets and liabilities of Manzano and its subsidiaries, UtilityCo (the future PNM) and Energy (the former PNM), immediately after the Separation. Although Manzano will not be an operating company, Manzano will engage in those activities that are necessary for it to meet its fiduciary and financial obligations as a publicly-traded company.

         PNM expects the reorganized corporate structure of Manzano immediately after the Separation to be as follows:

                              --------------------
                              |                  |
                              |     MANZANO      |
                              |                  |
                              --------------------
                                       |
          --------------------------------------------------------------
          |                   |                  |                     |
  ------------------   -----------------   -----------------    ---------------
  | MANZANO ENERGY |   |    AVISTAR    |   |  UTILITYCO    |    |  INACTIVE   |
  |(the former PNM)|   |               |   |(renamed Public|    |SUBSIDIARIES |
  |                |   |               |   |Service Company|    |             |
  |                |   |               |   |of New Mexico) |    |             |
  ------------------   -----------------   -----------------    ---------------

         The above chart does not show in detail any of PNM's other existing subsidiaries since, as discussed above, these subsidiaries are either inactive or immaterial to PNM. Any of these subsidiaries which still exist at the time of separation may become wholly-owned subsidiaries of Manzano. Manzano may also establish other subsidiaries in the future to engage in competitive or other businesses.

                  (c) UtilityCo. UtilityCo was incorporated in New Mexico in May 2000 using "PNM Electric and Gas Services, Inc." as a temporary name. Its principal executive offices will be located in Albuquerque, New Mexico. UtilityCo will assume the names "Public Service Company of New Mexico" and "PNM" after separation and will be referred to as UtilityCo for convenience throughout the remainder of this Application/Declaration.

         To comply with the Restructuring Act, UtilityCo was formed so that PNM can transfer its Regulated Business assets to UtilityCo after the consummation of the share exchange. As discussed, as a result of a dividend by PNM of all of the outstanding shares of UtilityCo common stock, after the consummation of the share exchange, UtilityCo will be a wholly-owned subsidiary of Manzano. After completion of the share exchange and the separation of PNM's Regulated Business and Competitive, Deregulated Businesses, the PRC will retain the authority to regulate the rates and services of UtilityCo for distribution services while the FERC will regulate transmission rates and service. The transfer of the Regulated Business assets will not occur until shareholder, regulatory and other approvals are obtained. At the time the Regulated Business assets are transferred, UtilityCo will become a public-utility company within the meaning of Section 2(a)(5) of the 1935 Act.

                  (d) Energy. Upon consummation of the share exchange, PNM will be renamed Manzano Energy Corporation and will be a direct, wholly-owned subsidiary of Manzano. After the transfer of the Regulated Business to UtilityCo, assuming the receipt of all necessary regulatory and other approvals, Energy will be a generation, power supply and energy-related services company that ultimately will provide these services pursuant to the Restructuring Act on a competitive, deregulated basis. The Competitive, Deregulated Businesses that will be retained by Energy include PNM's interests in the Palo Verde Nuclear Generating Station, the Four Corners Power Plant and San Juan Generating Station, as well as less significant generation assets. Avistar will become a wholly-owned subsidiary of Manzano; the other existing subsidiaries of PNM that are currently either inactive or immaterial may also become subsidiaries of Manzano. In the future, as business conditions warrant, Energy may form new subsidiaries to take advantage of competitive, deregulated business opportunities.

                  (e) Avistar. PNM's wholly-owned unregulated subsidiary, Avistar, was formed in August 1999 as a New Mexico corporation and is currently engaged in certain non-utility businesses, including energy and utility-related services previously operated by PNM. In February 2000, Avistar invested $3 million in AMDAX.com, a start-up company which will provide an online auction service to bring together electricity buyers and sellers in the deregulated electric power market. In addition, Avistar operates and manages the City of Santa Fe's water system under a contract that will expire on July 1, 2000. That contract is not expected to be renewed. Pursuant to PRC authority, PNM can invest up to $50 million in equity in Avistar and can enter into a reciprocal loan agreement with Avistar for up to $30 million. PNM has currently invested $25 million in Avistar and has no amounts outstanding under the reciprocal loan agreement. Avistar will become a wholly owned subsidiary of Manzano.

         2.       Description of Utility Operations.

                  (a) PNM. PNM is currently an integrated public utility, operating in both electricity generation, transmission, distribution and sale and gas transmission, distribution and sale.

                  (i) Electric Operations. PNM's electric operations serve four principal markets. Sales to retail customers and sales to firm-requirements wholesale customers, sometimes referred to collectively as "system" sales, comprise two of these markets. The third market consists of other contracted sales to utilities for which PNM commits to deliver a specified amount of capacity (measured in megawatts ("MW")) or energy (measured in megawatt hours
("MWh")) over a given period of time. The fourth market consists of economy energy sales made on an hourly basis at fluctuating, spot-market rates. Sales to the third and fourth markets are sometimes referred to collectively as "off-system" sales.

         PNM provides retail electric service to a large area of north central New Mexico, including the cities of Albuquerque, Santa Fe, Rio Rancho, Las Vegas, Belen and Bernalillo. PNM also provides retail electric service to Deming in southwestern New Mexico and to Clayton in northeastern New Mexico. As of December 31, 1999, approximately 361,000 retail electric customers were served by PNM, the largest of which accounted for approximately 4.7% of PNM's total electric revenues for the year ended December 31, 1999.

         PNM holds long-term, non-exclusive franchise agreements for its electric retail operations, expiring between June 6, 2000, and November 2028. These franchise agreements provide PNM access to public rights-of-way for the placement of PNM's electric facilities. The City of Albuquerque (the "COA"), City of Santa Fe, Town of Cochiti Lake, Bernalillo County, Luna County, Sandoval County and San Miguel County franchises have expired. Customers in the area covered by the expired franchises represent approximately 43.2%, of PNM's 1999 total electric operating revenues, and no other franchise area represents more than 4.97%. PNM continues to collect and pay franchise fees to COA, City of Santa Fe and Town of Cochiti Lake. PNM currently does not pay franchise fees to Bernalillo County, Luna County, Sandoval County and San Miguel County. PNM remains obligated under state law to provide service to customers in the franchise area even in the absence of a franchise agreement.

         PNM has ownership interests in certain generating facilities located in New Mexico, including the Four Corners Power Plant, a coal fired plant ("Four Corners"), Reeves Station, a gas and oil fired unit ("Reeves"), Las Vegas
Generating Station, a gas and oil fired unit ("Las Vegas") and San Juan Generating Station, a coal fired plant ("SJGS"). In addition, PNM has ownership and leasehold interests in Palo Verde Nuclear Generating Station, a nuclear plant ("PVNGS") located in Arizona. As of December 31, 1999, the total net generation capacity of facilities owned or leased by PNM was 1,521 MW. In addition to generation capacity, PNM purchases power in the market. PNM is also interconnected with various utilities for economy interchanges and mutual assistance in emergencies. PNM has been actively trading in the wholesale power market and has entered into and anticipates that it will continue to enter into power purchases to accommodate its trading activity.

         PNM has ownership and leasehold interests, with a total net generation capacity of 390 MW, in the three 1,270 MW units of PVNGS. PNM has a 10.2% ownership interest in PVNGS, with portions of its interests in Units 1 and 2 held under leases. PNM has ownership interests in four units located at SJGS, a coal fired generating station in Waterflow, New Mexico. PNM has a 50% ownership interest in Units 1, 2 and 3 and a 38.457% ownership interest in Unit 4 at SJGS. Units 1, 2, 3 and 4 at SJGS have net rated capacities of 327 MW, 316 MW, 497 MW and 507 MW, respectively. PNM owns 192 MW of net rated capacity derived from its 13% interest in Units 4 and 5 of Four Corners located in Fruitland, New Mexico, on land leased from the Navajo Nation and adjacent to available coal deposits.

         PNM also owns 154 MW of generation capacity at Reeves in Albuquerque, New Mexico, and 20 MW of generation capacity at Las Vegas, New Mexico. These stations are used primarily for peaking and transmission support.

         As of December 31, 1999, PNM owned, jointly owned or leased 2,803 circuit miles of electric transmission lines, 4,399 miles of distribution overhead lines, 3,590 cable miles of underground distribution lines (excluding street lighting) and 214 substations.

         As of July 2000, PNM has approximately 132 MW of additional unit contingent peaking capacity as a result of the Cobisa-Person Limited Partnership ("PLP") gas turbine generating unit coming on line. PNM entered into a 20 year power purchase agreement with PLP to purchase approximately 132 MW of unit contingent peaking capacity, with an option to renew for an additional five years.

         PNM intends to principally use the FERC accounting guidelines when determining whether plant assets will be transferred to UtilityCo or remain with Energy. For example, those plant-related assets classified as generation-related will be assigned to Energy and those plant-related assets classified as distribution or transmission will be assigned to UtilityCo. As a general policy, all other asset and liability balances associated with electricity supply and energy services will remain with Energy, asset and liability account balances associated with electric and gas distribution and transmission will be assigned to UtilityCo, and remaining asset and liability balances will be assigned to Manzano.

                  (ii) Gas  Operations.  PNM Gas  Services,  a  division  of PNM
("PNMGS"), distributes natural gas to most of the major communities in New Mexico, including Albuquerque and Santa Fe, serving approximately 426,000 customers as of December 31, 1999. The Albuquerque metropolitan area accounts for approximately 51.7% of the total sales-service customers. PNMGS holds long-term, non-exclusive franchises providing access to public rights of way with varying expiration dates in all incorporated communities requiring franchise agreements except for the COA. This franchise with the COA expired on January 28, 1998. Although the franchise has expired, PNM continues to pay franchise fees to COA and remains obligated to serve customers under state law. PNMGS' customer base includes both sales-service customers and transportation-service customers. Sales-service customers purchase natural gas and receive transportation and delivery services from PNMGS for which PNMGS receives both cost-of-gas and cost-of-service revenues. Cost-of-gas revenues collected from on-system sales-service customers are recovered in accordance with PRC rules and regulations and do not affect the net earnings of PNM in that they represent recovery of the costs of purchasing gas from third parties with no mark-up upon resale. Additionally, PNMGS makes occasional gas sales to off-system customers. Off-system sales deliveries generally occur at interstate pipeline interconnects with PNMGS' system. Transportation-service customers, who produce or purchase gas independently of PNMGS and contract with PNMGS for transportation and related services, provide PNMGS with cost-of-service revenues only. Transportation services are provided to gas marketers, producers and end users for delivery to locations throughout the PNMGS distribution systems, as well as for delivery to interstate pipelines. PNMGS provided gas transportation deliveries to approximately 1,244 gas marketers, producers and end users during 1999.

         For the twelve months ended December 31, 1999, PNMGS had throughput of approximately 92.3 million decatherms, including sales of 52.1 million decatherms to both sales-service customers and off-system customers. No single sales-service customer accounted for more than 4.2% of PNMGS' therm sales in 1999. During 1999, approximately 43.6% of PNMGS' total gas throughput was related to transportation gas deliveries. PNMGS' transportation rates are unbundled and transportation customers only pay for the service they receive. PNMGS' total operating revenues for the year ended December 31, 1999, were approximately $236.7 million. Cost-of-gas revenues, received from sales-service and off-system customers, accounted for approximately 47.7% of PNMGS' total operating revenues. Since a major portion of PNMGS' load is related to heating, levels of therm sales are affected by weather. Approximately 43.3% of PNMGS' total therm sales in 1999 occurred in the months of January, February, November and December.

         PNMGS obtains its supply of natural gas primarily from sources within New Mexico pursuant to contracts with producers and marketers. These contracts are generally sufficient to meet PNMGS peak-day demand. PNMGS serves certain cities which depend on El Paso Natural Gas Company or Transwestern Pipeline Company for transportation of gas supplies. Because these cities are not directly connected to PNMGS transmission facilities, gas transported by these companies is the sole supply source for those cities. Such transportation is regulated by the FERC. As a result of FERC Order 636, PNMGS' options for transporting gas to such cities and other portions of its distribution system have increased.

         PNM's natural gas properties, as of December 31, 1999, consisted primarily of natural gas storage, transmission and distribution systems. Provisions for storage made by PNMGS include ownership and operation of an underground storage facility located near Albuquerque, New Mexico. The transmission systems consisted of approximately 1,334 miles of pipe with appurtenant compression facilities. The distribution systems consisted of approximately 10,693 miles of pipe.

                  (iii) Asset Transfer from PNM to UtilityCo. At the time of the Separation, the Regulated Assets will be transferred from PNM to UtilityCo. This will occur both directly through sale and indirectly through a dividend to Manzano and an equity contribution to UtilityCo. UtilityCo will own and operate the Regulated Business. UtilityCo will acquire the name "Public Service Company of New Mexico." Energy (the former PNM) will retain all other assets not transferred to UtilityCo or Manzano and will own and operate the Competitive, Deregulated Businesses.

                  (b) Manzano. Manzano does not own any utility assets, and after the Separation, it will not own any utility assets or perform any utility operations. Manzano will own assets needed for it to meet its fiduciary and financial obligations as a publicly traded company as well as to provide certain services to its subsidiaries, and will own all the outstanding common shares of UtilityCo and Energy.

                  (c) UtilityCo. At the time of the Separation, the Regulated Assets and associated liabilities will be transferred from PNM to UtilityCo, and UtilityCo will own and operate the Regulated Assets. (See above discussion of PNM's utility operations for more specific information.) UtilityCo will acquire the name Public Service Company of New Mexico.

                  (d) Energy. Upon consummation of the share exchange, Energy, the former PNM, will be renamed and will be a direct, wholly-owned subsidiary of Manzano. After the transfer of the Regulated Assets to UtilityCo, Energy will only own those remaining assets, not transferred, which will allow it to be an electric generation, power supply and energy-related services company that ultimately will provide these services pursuant to the Restructuring Act on a competitive, deregulated basis. (See above discussion of PNM's utility operations for more specific information).

                  (e)  Avistar.   Avistar  does  not,  nor  will  it  after  the
Separation, own or operate any utility assets.

                  (f) Utility Regulation. This U-1 Application/Declaration is made as part of the regulatory approvals needed by PNM to establish the holding company structure. In addition to Commission approval, approval of the proposed holding company structure and the share exchange is required from the PRC, the FERC and the Nuclear Regulatory Commission ("NRC").

         PNM received an order from the PRC in February 2000 authorizing it to form Manzano and UtilityCo as wholly-owned shell subsidiaries of PNM. PNM filed an application with the PRC in November 1999, that is still pending, seeking by June 1, 2000, all PRC approvals necessary for PNM to implement the formation of the holding company structure and the share exchange and the Separation, including necessary financing transactions, pursuant to the Restructuring Act. The hearing on the application before the hearing examiner is currently scheduled for August 21, 2000. Based upon discussions with the PRC staff and other intervenors, it appears that a fourth quarter 2000 separation is a reasonable assumption at the current time. Part three of PNM's transition plan, filed by PNM on May 31, 2000, addresses transition costs, stranded costs, UtilityCo's cost of service, standard offer service and other issues required to be considered under the Restructuring Act.

         After the formation of a holding company, the completion of the Separation requires the Commission's approval under Section 9(a)(2) of the 1935 Act. Section 9(a)(2) applies to any person who acquires any security of a public utility company if the person owns, controls or holds with the power to vote 5% or more of the outstanding voting securities of the utility and of any other public utility or holding company, or will by virtue of the acquisition, own, control or hold with the power to vote 5% or more of the outstanding voting securities of the utility. As a result of the share exchange and the Separation, Manzano will own all of the outstanding voting securities of UtilityCo and Energy. Energy, the current PNM, is a public utility within the meaning of the 1935 Act. After the transfer of the Regulated Business from PNM to UtilityCo, UtilityCo will also be a public utility within the meaning of the 1935 Act. Therefore, Manzano submits this application for an order authorizing it to acquire the capital stock of Energy and UtilityCo. After consummation of the share exchange and again after the consummation of the Separation, Manzano will claim an exemption from all of the provisions of the 1935 Act (except for Section 9(a)(2) thereof).

         The FERC has held that the transfer of control of a public utility company from its existing shareholders to a holding company constitutes a transfer of the facilities of such utility. Such an exchange must therefore be reviewed and approved by the FERC under Section 203 of the Federal Power Act. PNM filed its application with the FERC June 7, 2000. As part of its FERC filing, PNM also requested approval from the FERC to transfer transmission assets from PNM to UtilityCo.

         As a co-licensee with respect to three nuclear generating units, PNM is subject to the authority of the NRC. The formation of a holding company and the separation of PNM's Regulated Business and Competitive, Deregulated Businesses will involve two matters requiring NRC approval: (1) consent to the transfer of control of PNM's NRC license for its minority interests in PVNGS Units 1, 2 and 3 to a holding company, and (2) approval of amendments to the operating licenses for PVNGS Units 1, 2 and 3 to reflect the change in PNM's name. PNM filed an application with the NRC requesting the first approval in March 2000. The application is currently pending with the NRC. The request for approval of license amendments was filed on April 26, 2000 by Arizona Public Service Company, as Operating Agent of PVNGS.

         In addition to the regulatory approvals described above that are necessary to implement the formation of the holding company structure and the share exchange, PNM must obtain the approval of the Federal Communications Commission ("FCC") and certain financial consents to effect the separation of the Regulated Business and the Competitive, Deregulated Businesses.

         Manzano will not be subject to regulation by the PRC, the FERC or the NRC, except to the extent that the rules and orders of these agencies impose restrictions on Manzano's relationships with UtilityCo or Energy or UtilityCo's or Energy's relationships with any future subsidiaries of Manzano or with other utilities or entities.

         PNM is, and following approval of the Commission, the FERC, and the PRC of the holding company structure, Energy (the former PNM) will be, subject to the jurisdiction of the FERC under the Federal Power Act with respect to matters related to transmission service and wholesale electric sales. Operation of nuclear generating units is subject to the regulatory jurisdiction of the NRC, including the issuance by it of operating licenses.

         UtilityCo will be subject to the jurisdiction of the PRC with respect to its retail gas rates; local distribution rates; service; accounting; issuance of securities; construction of major new transmission facilities; and other matters. The FERC has jurisdiction over rates and other matters related to transmission service.

B.       DESCRIPTION OF THE PROPOSED TRANSACTION

         1. Terms. PNM proposes to reorganize its operations by forming a holding company structure as a means of achieving the corporate and asset separations required by the Restructuring Act. Under the terms of the Agreement, all of the outstanding shares of PNM common stock will be exchanged on a share-for-share basis for shares of Manzano common stock. Thus, when the share exchange is completed, each person who owned PNM common stock immediately prior to the share exchange will own the same number of shares (and percentage) of Manzano common stock. Likewise, Manzano will own all of the outstanding shares of PNM common stock. If the share exchange is implemented, shareholders will not be required to surrender their existing PNM stock certificates for stock certificates of Manzano.

         The Board of Directors of PNM has approved the Agreement because it believes the share exchange is in the best interests of PNM, its shareholders and its customers and, furthermore, because it complies with the requirements of the Restructuring Act. If the applicable regulatory approvals are obtained and other conditions are satisfied, the share exchange will become effective upon the filing of the Articles of Exchange relating to the share exchange with the Corporations Bureau of the PRC. As discussed elsewhere, consummation of the share exchange may occur in the fourth quarter 2000. The share exchange proposal required the affirmative vote of the holders of two-thirds of the shares of PNM common stock entitled to vote. Shareholder approval was received at the annual meeting on June 6, 2000.

         If PNM receives all necessary regulatory and other approvals, pursuant to the Restructuring Act, all of PNM's electric and gas distribution and transmission assets will be transferred by PNM to UtilityCo after completion of the share exchange. After this asset transfer, UtilityCo will acquire the name "Public Service Company of New Mexico" and the existing PNM, or Energy, will be renamed. Energy will continue to own PNM's existing electric generation and related assets after completion of the transfer of the Regulated Business to UtilityCo.

         2. Description of the Regulated Assets. The Regulated Assets will be transferred from PNM to UtilityCo. As stated previously, these assets are principally those plant-related assets identified for FERC accounting purposes as electricity and gas transmission and distribution related. Energy (the former
PNM) will retain all other assets not transferred to UtilityCo or Manzano and will own and operate the Competitive, Deregulated Businesses.

         3. Financial Aspects of the Transaction. All assets and liabilities constituting the Regulated Business will be transferred to UtilityCo at net book value; certain of such assets may be dividended by PNM to Manzano and then transferred to UtilityCo as an equity contribution from Manzano.

         The share exchange itself will not result in any change in the outstanding indebtedness of PNM. In connection with the transfer of the Regulated Business by PNM to UtilityCo and the permanent debt financing of a portion of the purchase price (the "Purchase Price") for the assets and liabilities to be transferred, subject to necessary regulatory approvals, UtilityCo may make an offer to holders of PNM's public senior unsecured notes ("SUNs") (approximately $400 million outstanding as of December 31, 1999) to exchange these notes for newly-issued senior unsecured notes of UtilityCo with the same terms as the existing PNM notes. Alternatively, some or all of these notes could continue to be debt of Energy depending on the results of any exchange offer or if it is more appropriate to capitalize UtilityCo with newly issued debt and use the proceeds from this debt issue to pay a portion of the Purchase Price for the assets to be transferred to UtilityCo from Energy. In any event, it is PNM's intent that $586 million of currently outstanding pollution control revenue bonds ("PCBs") (secured by senior unsecured notes and first mortgage bonds) will remain as debt instruments of Energy after the share exchange since these bonds were issued to finance the ownership and operation of facilities related to electric generation assets. To facilitate the transfer of assets and proposed financing transactions, UtilityCo may opt to utilize an interim strategy of entering into a temporary bridge loan in the amount of $500 million.

         PNM's preferred stock ($12.8 million outstanding as of December 31, 1999) will remain an equity security of Energy after the share exchange unless an exchange offer is made by UtilityCo and accepted by all the holders or the preferred stock is redeemed by PNM. Depending on the results of any exchange offer for PNM's preferred stock, some or all of this preferred stock could remain an equity security of Energy or become a new equity security of UtilityCo.

         Following the share exchange, Manzano initially will have approximately $887 million of common stock equity and no long-term debt of its own. Because the assets and debt of UtilityCo, Energy and other Manzano subsidiary companies will be consolidated into Manzano for financial accounting purposes, the initial capital structure of Manzano will be approximately 53% debt and 47% equity on a consolidated basis (the same as PNM's ratio immediately prior to consummation). This ratio of total debt to total capital on a consolidated basis is anticipated to decrease slightly over the next five years. This ratio may be further effected as a result of financing growth in the consolidated entity. Over time, Manzano will receive dividend payments from its subsidiary companies and could raise future capital through the issuance of new common equity, or through other appropriate financings of its own.

         UtilityCo initially will have approximately $600 million of debt and approximately $400 million of equity, for a capital structure consisting of 60% debt and 40% equity. This capital structure is expected to remain in approximately the same proportion during the next five (5) years. UtilityCo may issue new debt in the form of SUNs, commercial paper or a combination of both and may incur additional SUNs debt through an exchange offer with current holders of PNM SUNs.

C.       REASONS FOR AND ANTICIPATED EFFECTS OF THE PROPOSED TRANSACTION

         The primary purpose of the formation of a holding company structure and consummation of the Separation is to establish a corporate structure that will respond to increased competition in the electric and natural gas utility industries and to comply with the recently adopted Restructuring Act.

         The energy industry is evolving at an accelerated pace and undergoing a fundamental transformation into a competitive marketplace. This is primarily a result of state and federal regulatory developments, including the passage of the Federal Energy Policy Act of 1992 (the "Energy Policy Act") and the Restructuring Act, and escalating competitive pressures. To respond effectively to the increased competition and restructured regulatory environment mandated by the Restructuring Act, the Board of Directors of PNM has determined that PNM must position itself to take advantage of potential business opportunities outside of its present markets and legally separate its Regulated Assets.

         In the opinion of PNM's Board of Directors, it is desirable in the long run for PNM to pursue the new business opportunities created by the
Restructuring Act through a holding company structure. The structure is a well-established form of organization for companies engaging in multiple lines of business, and is increasingly prevalent in the utility industry. In addition, it is expressly authorized by the Restructuring Act to effectuate the required separation of Regulated Assets and Competitive, Deregulated Businesses. The holding company structure will increase financial and regulatory flexibility, while permitting UtilityCo, as the transferee of PNM's electric and gas distribution and transmission assets as part of the Separation, to operate the Regulated Business. The separation of PNM's businesses will also provide a better structure for regulators to assure that there is no cross-subsidization of costs or transfer of business risk between its Regulated Business and Competitive, Deregulated Businesses. The proposed holding company structure also will permit the use of financing techniques that are better suited to the particular requirements, characteristics and risks of non-utility operations without affecting the capital structure or creditworthiness of UtilityCo.

         In recent years, federal and state initiatives have promoted the development of competition in the sale of electricity and gas. In general, these initiatives have sought to unbundle the integrated services that electric and gas utilities have traditionally provided and to enable customers to purchase electricity and gas directly from suppliers other than their local utilities while continuing to have this electricity and gas delivered by their local utilities.

         1. Federal Electric Initiatives. Beginning with the passage of the Public Utility Regulatory Policies Act of 1978 and, subsequently, the Energy Policy Act, there has been a significant increase in the level of competition in the market for the generation and sale of electricity. The Energy Policy Act reduced barriers to market entry for companies wishing to build, own and operate electric generating facilities, and it also promoted competition by authorizing the FERC to require transmission service for wholesale power transactions. In this regard, in 1996, the FERC issued Order 888, which, among other things, required electric utilities controlling transmission facilities to file open access transmission tariffs that would make the utility transmission systems available to wholesale sellers and buyers of electric energy on a non-discriminatory basis. PNM filed its open access transmission tariffs with the FERC in April 1996.

         2. The Restructuring Act. At the retail level, the Restructuring Act in New Mexico was enacted into law on April 8, 1999, opening the state's electric power market to choice for customers in 2002. The law requires the competitive unregulated activities of a public utility to be separated from its regulated activities through the use of at least two separate corporations and expressly authorizes the use of a holding company structure to meet this requirement. The law also requires that public utilities be allowed to recover at least half of their stranded costs through a non-bypassable wires charge on all customer bills for five years after the implementation of customer choice. The PRC could authorize a public utility to recover up to 100% of its stranded costs if certain criteria specified in the law are met. Public utilities will also be allowed to recover in full any prudent and reasonable costs incurred in implementing full open access, or "transition costs". These transition costs will be recovered through 2007 by means of a separate wires charge. PNM was initially required to file a transition plan with the PRC by March 1, 2000, for approval on or before December 1, 2000, which plan must include, among other things, proposals for separating regulated and competitive business activities and proposed charges for the recovery of stranded costs and transition costs. The PRC has the authority under the Restructuring Act to extend the deadline for filing a transition plan and the commencement dates for customer choice by up to one year.

         On January 18, 2000, the PRC extended the deadline for the transition plan filing for all New Mexico utilities three months to June 1, 2000. On May 16, 2000, the PRC extended open access implementation to January 1, 2002, for residential and small commercial customers, and public schools and public post-secondary education entities. All other classes of customers are to receive retail competitive choice of suppliers by July 1, 2002.

         PNM filed its transition plan with the PRC pursuant to the Restructuring Act in three parts. In November 1999, PNM filed the first two parts of the transition plan with the PRC. Part one requested approval by February 1, 2000 to create Manzano and UtilityCo as wholly-owned shell subsidiaries of PNM. In response to this request, PNM received an order from the PRC on February 15, 2000, authorizing it to form Manzano and UtilityCo as wholly-owned shell subsidiaries of PNM.

         Part two of the transition plan requested that all PRC approvals necessary for PNM to implement the formation of the holding company structure and the share exchange and its plan for Separation pursuant to the Restructuring Act be granted by June 1, 2000. The Part II hearing before the hearing examiner is currently scheduled for August 21, 2000. Based upon discussions with the PRC staff and other intervenors, it appears that a fourth quarter Separation is a reasonable assumption at the current time.

         As discussed above, the plan of Separation includes the transfer of the Regulated Business of PNM (generally, electric and gas distribution and transmission assets) to UtilityCo so that PNM, or Energy as it will be called after the transfer, will maintain ownership of the Competitive, Deregulated Businesses (generally, electric generation and related assets). This transfer is expected to take place after the consummation of the share exchange assuming the receipt of all necessary regulatory and other approvals.

         Part three of PNM's transition plan, filed by PNM on May 31, 2000 addressed transition costs, stranded costs, UtilityCo's cost of service, standard offer service and other issues required to be considered under the Restructuring Act.

D.       ADDITIONAL INFORMATION

         The directors and executive officers of PNM hold less than 1% of the outstanding common stock of PNM. No current or future associate company or affiliate of PNM has any, nor will it have any, direct or indirect material interest in the proposed transaction except as stated herein.

         As of March 8, 2000, The Prudential Insurance Company of America ("Prudential") held 6.81% of the outstanding common stock of PNM. Prudential will be an affiliate of Manzano under Section 2(a)(11) after the share exchange has been completed. This information is based on reports filed with the Commission. This was the only person known to Manzano or PNM, as of March 8, 2000, to be the beneficial owner of more than 5% of PNM's common stock.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the transactions contemplated herein, including the solicitation of proxies and other related matters, are estimated as follows:

Commission filing for the Registration Statement on Form S-4......  $163,396
Accountants' fees.................................................       *
Legal fees and expenses relating to the Act.......................       *
Other legal fees..................................................       *
Stockholder communication and proxy solicitation..................       *
NYSE listing fee..................................................       *
Exchanging, printing and engraving of stock certificates..........       *
Miscellaneous.....................................................       *
TOTAL.............................................................       *
*  To be filed by amendment.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         It is believed that Sections 9(a)(2) and 10 of the Act are applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations thereunder other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

         Upon consummation of the transfer of the Regulated Assets from PNM to UtilityCo, UtilityCo will become an "electric utility company" as defined in
Section 2(a)(3) of the Act and a "gas utility company" as defined in Section 2(a)(4) of the Act as well as a "public-utility company" as defined in Section 2(a)(5) of the Act. Because Manzano will, as a result of the transactions contemplated herein, be directly acquiring five per centum or more of the outstanding voting securities of each of PNM (the future Energy) and UtilityCo, such acquisitions (or the acquisition of the Regulated Business of UtilityCo, if that acquisition occurs subsequent to the consummation of the share exchange) will be subject to Section 9(a)(2) of the Act. Thus, Manzano believes that the proposed transactions cannot proceed without the Commission's approval pursuant to Section 10 of the Act, and therefore, Manzano makes this Application/Declaration. The relevant statutory standards to be satisfied are set forth in Sections 10(b), 10(c), and 10(f) of the Act.

A.       SECTION 10(b)

         Section 10(b) of the Act provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

         (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

         (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

         (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest of consumers or the proper functioning of such holding company system.

         The Separation and the requests contained in this Application/Declaration do not contemplate the growth or extension of PNM and are well within the precedent of transactions approved by the Commission as consistent with the 1935 Act. In addition, a number of the recommendations made by the Division of Investment Management (the "Division") in the report issued by the Division in June 1995 entitled "The Regulation of Public Utility Holding Companies" (the "1995 Report") support PNM's analysis. The Commission's approval of the Separation would be consistent with previous Commission rulings and would also be consistent with the Division's overall recommendation in the 1995 Report that the Commission "act administratively to modernize and simplify holding company regulation . . . and minimize regulatory overlap, while protecting the interests of consumers and investors."

         1. Section 10(b)(1) - Interlocking Relations and Concentration of Control. The transactions described herein will not tend towards "interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers." Although the transactions described herein will result, as in any transaction subject to 9(a)(2), in certain interlocking relations and concentration of control, they are not of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.

         Following the transactions described herein, there will exist among Manzano and its public utility subsidiaries, Energy and UtilityCo, interlocking directors and officers only of such nature and to such extent as normally exist in public utility holding company systems among affiliated and associated companies. See CIPSCO, Inc., Holding Co. Act. Release No. 25152 (September 18,
1990).

         The initial Board of Directors of Manzano consists of seven of the nine directors of the Board of Directors of PNM. The initial term of each of the directors of Manzano will be until the first election of Manzano directors at its annual meeting of shareholders in 2001. There will be minimal overlap between the Manzano Board of Directors and the UtilityCo Board of Directors and between the Manzano Board of Directors and the Energy Board of Directors. There will be no overlap between the Boards of UtilityCo and Energy, or its subsidiaries that are involved in a competitive business. It is anticipated that Manzano, Energy and UtilityCo may have some common officers. The existence of common directors and officers among Manzano, Energy and UtilityCo will comply with the PRC Code of Conduct and PNM's Statement of Policy and Procedure after they become effective.

         Additionally, the proposed transaction will not tend toward any "concentration of control of public-utility companies" that is detrimental to the public interest, consumers or investors. The proposed transactions will not involve the acquisition of any utility assets that are not already owned, either directly or indirectly, by PNM and "will therefore have no effect on the concentration of control of public-utility companies." Wisconsin Energy Corp., Holding Co. Act Release No. 24267 (1986).

         Pursuant to the Separation, PNM's generation facilities will be separated from its transmission and distribution facilities to comply with
Section 8B of the Restructuring Act (NMSA 1978, ss. 62-3A-8 (1999)). As proposed herein, the Regulated Assets that are now owned by PNM will be acquired by UtilityCo. Neither Manzano, Energy nor UtilityCo proposes to merge with or acquire any other entity in the instant Application/Declaration.

         2.       Section 10(b)(2) - Fairness of Consideration and Fees.

                  (a) Fairness of Consideration. Section 10(b)(2) of the 1935 Act requires the Commission to determine whether the consideration in connection with a proposed acquisition of securities is reasonable and whether it bears a fair relation to the investment in and the earning capacity of the utility assets underlying the securities being acquired.

         The transactions contemplated hereby will be accomplished through (i) the acquisition by Manzano, after the required approval by PNM's shareholders and federal and state regulators, on a share-for-share basis of all of the outstanding shares of PNM, whereby all of the common shareholders of PNM will become common shareholders of Manzano, and PNM will become a wholly-owned direct subsidiary of Manzano; (ii) Manzano's acquisition of all of the issued and outstanding voting securities of UtilityCo (pursuant to a dividend distribution by PNM to Manzano); and (iii) the sale and transfer from PNM to UtilityCo of the Regulated Assets in consideration for the Purchase Price to be financed as set forth in Item 1(B)(3) above.

         The Separation does not involve the payment of any consideration to third parties for any of the transactions that are the subject of this Application/Declaration, except PNM may pay certain consent fees to lessors of some of its utility assets in amounts which cannot be determined at the date of the filing of this Application/Declaration. The share exchange involves a simple share-for-share exchange to establish the parent/subsidiary relationship between Manzano and PNM.

         PNM believes that the inter-company consideration to be paid to PNM by UtilityCo for the Regulated Assets bears a fair relation to the investment in and the earning capacity of the Regulated Assets because it is based on the net book value of those assets and liabilities in the hands of PNM. Since UtilityCo will be subject to PRC and FERC rate regulation after the transfer and since these agencies have traditionally established rates based upon book value, it is to be expected that the rates to be established for UtilityCo will permit UtilityCo to achieve a fair return on them, as well. This being the case, Manzano, being the sole equity owner of UtilityCo, can expect to earn a fair return on its investment. In any event, the proposed transaction is not in a real sense an acquisition of securities; it is merely a corporate reorganization.

                  (b) Reasonableness of Fees. An estimate of the fees and expenses to be paid in connection with the proposed transactions is set forth in
Item 2 hereof or will be set forth by amendment. The estimated amounts to be paid are fees required to be paid to governmental bodies, fees for necessary professional services, and other expenses incurred or to be incurred in connection with carrying out the proposed transactions. PNM believes that such fees and expenses are, or will be, reasonable and customary in light of the size and nature of transactions contemplated and comparable transactions and thus meet the standards of Section 10(b)(2).

         3. Section 10(b)(3) - Capital Structure. Section 10(b)(3) requires the Commission to determine whether the proposed transactions will unduly complicate Manzano's capital structure, or will be detrimental to the public interest, the interest of investors or consumers or the proper functioning of the combined gas and electric systems.

                  (a) Capital Structure. Manzano will be the only issuer of publicly owned voting equity securities in the system. Energy and UtilityCo will have debt owned by the public. Energy, subject to an exchange offer with UtilityCo, will have preferred stock owned by the public. (For more detailed information, see Item 1(B)(3).) Such a capital structure is typical of a contemporary holding company system and is within the traditional standards of the Act.

                  (b) Public Interest, Interest of Investors and Consumers, and Proper Functioning of Systems. As set forth more fully in Item 1(C) and elsewhere in this Application/Declaration, the Separation is expected to result in a number of benefits to both the public and consumers and will not impair the proper functioning of the gas and electric systems operated within the holding company structure. The Restructuring Act requires that the Regulated Business subject to the jurisdiction of the PRC be separated from the Competitive, Deregulated Businesses. This separation is required by the Restructuring Act to be accomplished through the use of at least two separate corporations. The Restructuring Act expressly authorizes the use of a holding company structure to effectuate the required separation.

         PNM has decided to accomplish this mandated separation by the formation of a holding company and the transfer of the Regulated Business to UtilityCo, subject to various regulatory and other approvals. Under a holding company structure, PNM's Regulated Business and its Competitive, Deregulated Businesses would each be indirectly owned by Manzano.

B.       SECTION 10(c)

         Section 10(c) of the 1935 Act provides that:

         Notwithstanding the provisions of subsection (b), the Commission shall not approve:

                  (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

                  (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system . . . .

         1. Section 10(c)(1). Consistent with the standards set forth in Section 10(c)(1) of the Act, the proposed acquisition of securities will not be unlawful under the provisions of Section 8 of the Act (inasmuch as Section 8 applies only to registered holding companies), or detrimental to the carrying out of the provisions of Section 11 of the 1935 Act, which also applies, by its terms, only to registered holding companies. PNM believes that, following the consummation of the proposed transactions, Manzano will be a holding company entitled to an exemption under Section 3(a)(1) of the 1935 Act from all of the provisions of the 1935 Act (except for Section 9(a)(2) thereof), including provisions relating to registration.

                  (a) Section 8 Analysis. Section 8 prohibits a registered holding company or any of its subsidiaries from acquiring, owning interests in or operating both a gas utility company and an electric utility company serving substantially the same area if prohibited by state law. New Mexico law does not prohibit the ownership or operation by a single company of the utility assets of electric and gas utilities serving substantially the same territory. Moreover, the PRC already regulates PNM, a combination electric and gas utility, and will extensively regulate the retail operations of UtilityCo after the Separation. Accordingly, the Separation will not be unlawful under the provisions of Section
8. Indeed, the Separation is mandated by New Mexico law.

                  (b) Section 11 Analysis - Corporate Structure. Section 10(c)(1) also requires that an acquisition not be detrimental to carrying out the provisions of Section 11 of the Act. Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure, among others, that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. The proposed transactions meet the standards of Section 11(a) of the Act. As discussed above with respect to the requirements of Section 10(b)(3) of the Act, the corporate structure of Manzano will not be unnecessarily complicated. Holding Co will acquire all of the issued and outstanding voting securities of PNM (the future Energy), and UtilityCo and leave no minority interests outstanding.

                  (c) Section 11 Analysis - Integration. Section 10(c)(1) also requires that the proposed acquisition not be detrimental to carrying out the provisions of Section 11 of the Act. Section 11(b)(1), in pertinent part, requires, with limited exceptions, a registered holding company and its subsidiaries to limit their operations to "a single integrated public utility system."

                  (i) Integrated Electric Utility System. Section 2(a)(29)(A) of the Act defines an integrated public utility system with respect to electric utility companies as:

                  a system consisting of one or more units of generating plants and/or transmission lines and/or distribution facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of interconnection and which under normal circumstances may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

         On the basis of the statutory definition above, the Commission has established four standards that must be met before the Commission will find that an integrated public-utility system, as applied to electric utility systems, will result from a proposed acquisition of securities:

                  (1)  the   utility   assets  of  the  system  are   physically
         interconnected or capable of physical interconnection;

                  (2) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

                  (3) the system must be confined in its operations to a single area or region; and

                  (4) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

         Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1263 (9th Cir. 1990), quoting In re Electric Energy, Inc., 38 S.E.C. 658, 668 (1958). The proposed Separation satisfies all four of these requirements.

         CAPABLE OF PHYSICAL INTERCONNECTION. PNM's existing utility system is an integrated system, and upon consummation of the proposed Separation, Energy (the former PNM) and UtilityCo will continue to be "physically interconnected or capable of physical interconnection" within the meaning of Section 2(a)(29)(A). The proposed Separation will maintain a continuous, geographically compact system. After the transfer of the Regulated Assets to UtilityCo contemplated as part of the proposed Separation and the implementation of the holding company structure, the same physical interconnections will be maintained in the holding company system.

         In view of the above, the facts presented clearly support a finding that the utility assets of the holding company system will be "physically interconnected or capable of physical interconnection" within the meaning of
Section 2(a)(29)(A) of the Act.

         SINGLE INTERCONNECTED AND COORDINATED SYSTEM. Section 2(a)(29)(A) of the Act requires that the electric utility assets, under normal circumstances, may be "economically operated as a single interconnected and coordinated system." The Commission has interpreted this language to refer to the physical operation of electric utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs. See UNITIL Corp., Holding Co. Act Release No. 25524 (April 24, 1992). The electric transmission and distribution system of UtilityCo and the electric generation system of Energy will be operated in a manner that satisfies the standard of economic and coordinated operations in Section 2(a)(29)(A) of the Act.

         SINGLE AREA OR REGION. The "single integrated system" of PNM and its subsidiaries is currently, and, following the Separation, Manzano and its subsidiaries will be confined in its operations to a single area or region, namely, the southwestern United States -predominantly the State of New Mexico with certain generation and transmission assets in the State of Arizona. This will not change as a result of the consummation of the proposed Separation, including the introduction of UtilityCo into the holding company system.

         LOCALIZED MANAGEMENT, EFFICIENT OPERATION AND EFFECTIVE REGULATION. Manzano's utility system will not be enlarged at all as a result of the proposed transactions; thus, they will not impair the advantages of localized management,
efficient  operations  and  the  effectiveness  of  regulation.   Moreover,  the
Commission's past decisions on "localized management" show that the proposed transactions fully preserve the advantages of localized management. In such cases, the Commission has evaluated localized management in terms of: (i) responsiveness to local needs, see American Electric Power Co., Holding Co. Act Release No. 20633 (July 21, 1978)(advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"); General Public Utilities Corp., Holding Co. Act Release No. 13116 (March 2,
1956) (localized management evaluated in terms of "local problems and matters involving relations with consumers"); (ii) whether management and directors were drawn from local utilities, see Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986)(advantages of localized management would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company's "management would be drawn from the present management" of the two utilities); (iii) the preservation of corporate identities, see Northeast Utilities, Holding Co. Act Release No. 25221 (December 21, 1990) (utilities "will be maintained as separate New Hampshire corporations
 . . . [;][t]herefore the advantages of localized management will be preserved"); Columbia Gas System, Inc., Holding Co. Act Release No. 24599 (March 15,
1988)(benefits of local management maintained where the utility to be added would be a separate subsidiary); and (iv) the ease of communications, see American Electric Power Co., Holding Co. Act Release No. 20633 (July 21,
1978)(distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the
"present-day  ease  of  communications  and  transportation").   Moreover,   the
effectiveness of regulation will not be diminished as a result of the proposed transactions; UtilityCo will remain subject to regulation by the PRC and FERC, and Energy will be subject to regulation of the FERC and NRC with respect to rates and other matters.

                  (ii) Integrated Gas Utility System. As applied to gas utility companies, the term "integrated public utility system" is defined in Section 2(a)(29)(B) of the Act as:

         a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

                  PNM's gas utility operations, which will be transferred to UtilityCo, are located in a single contiguous territory within the state of New Mexico and are currently integrated. The properties of PNM (and, after the transfer of assets, UtilityCo) used for the production, storage, distribution and transmission of gas are located solely within the State of New Mexico.

                  (d) Section 11 Analysis - ABC Clauses. Although Section 11(b)(1) generally limits a registered holding company to ownership of a single integrated system, an exception to this requirement is provided in Section 11(b)(1) (A-C) ("ABC Clauses"). A registered holding company may own one or more additional systems, if each system meets the criteria of these clauses. Specifically, the Commission must find that (A) the additional system "cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system," (B) the additional system is located in one state or adjoining states, and (C) the combination of systems under the control of a single holding company is "not so large ... as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

         The Commission has repeatedly held that a registered holding company cannot own properties that are not part of its principal integrated system unless they satisfy the ABC clauses. See Allegheny Energy, Inc., Holding Co. Act Release No. 27121 (December 23, 1999); Dominion Resources Inc., Holding Co. Act Release No. 27113 (December 15, 1999). The Commission has also previously held that a holding company may acquire additional utility assets that will not, when combined with its existing utility assets, make up an integrated system or comply fully with the ABC Clauses, provided that there is de facto integration of contiguous utility properties and the holding company will be exempt from registration under Section 3(a) of the Act following the acquisition. See TUC Holding Co. Inc., Holding Co. Act Release No. 26749 (August 1, 1997); BL Holding Corp., Holding Co. Act Release No. 26875 (May 15, 1998); CMP Group, Inc., Holding Co. Act Release No. 26977 (February 12, 1999).

         The ABC Clauses must be analyzed here because of Manzano's anticipated interests in UtilityCo and the fact that Manzano will, in addition to the integrated electric system, own and operate an integrated gas system.

                  (i) Requirements of Clause A. The Commission has stated that the Act does not prohibit ownership of combination gas and electric systems, but rather specifies the showing that must be made by an applicant to justify ownership of such properties. The Commission has addressed, in many cases, the question of retainability by an electric registered holding company system of additional integrated gas systems, and has reached its findings under Clause A on a case-by-case basis in light of the particular facts presented.

         The principal issue under Clause A is whether there would be a loss of substantial economies if the additional system were divested. Following consummation of the Separation, Manzano will provide the two systems with shared administrative services. Further, the Separation will not give rise to any of the abuses, such as ownership of scattered properties, inefficient operations, lack of local management or evasion of state regulation, that the Act, including
Section 11(b)(1), was intended to address. In 1984, the New Mexico Public Utility Commission issued an order allowing the acquisition of the gas utility in New Mexico by PNM, finding that the benefits outweighed the costs, including the development of economies of scale/scope. Subsequent orders allowed consolidation of services for further economies and better service to the public. The Restructuring Act voided any remaining requirements to keep the gas and electric sides separate, allowing for more economies. The move to a holding company structure does not alter in any substantial way these public interest benefits to local utility operation now conducted wholly within New Mexico.

                  (ii) Requirements of Clauses B and C. The proposed ownership and operation by Manzano of both integrated electric and gas systems does not raise any issues under Clause B or C. With respect to Clause B, the retail electric operations and the retail gas operations will be located in New Mexico. As required by Clause C, the combination of systems under the ownership of Manzano will not be "so large ... as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

         2. Section 10(c)(2). The proposed transactions, which are subject to the prior approval of the PRC, will result in a complete separation of the Regulated Business from the Competitive, Deregulated Businesses, as required by the Restructuring Act. The preamble to the Restructuring Act states that the Legislature has determined that retail electric customers in New Mexico should have the opportunity to benefit from competition in the electric generation markets and should have the choice to select their supplier of electricity. The Legislature also determined that competition in the retail market for electricity is expected to provide long-term benefits for the economy of New Mexico, including the lowering of electricity prices, the creation of business opportunities, the improvement of energy efficiency and innovations in services and supply. The Legislature determined that, to the greatest extent possible, products and services are and should be available from non-regulated providers in the competitive marketplace. The Legislature determined that comprehensive implementing legislation was required to establish direction for all aspects of the restructuring of the electric utility industry in New Mexico. In order to achieve the benefits envisioned by the Legislature, the implementing legislation requires a separation of regulated assets from the competitive, deregulated businesses of electric utilities. Thus, the State of New Mexico has determined that the appropriate structure for the State's electric utilities involves the separation into separate companies of the generation function from the transmission and distribution functions. This separation is subject to the prior approval of the PRC, which will ensure that plans conform to the requirements of the Restructuring Act.

C.       SECTION 10(f)

         Section 10(f) provides that

                           The Commission  shall not approve any  acquisition as
                  to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of Section 11.

         PNM is currently, and UtilityCo will be following the Separation, subject to the jurisdiction of the PRC. Parts one and two of the application to the PRC have been filed for the approval of the PRC with respect to the proposed transfer of the relevant Regulated Assets from PNM to UtilityCo and the creation of the holding company utility system. Part three of PNM's transition plan, filed by PNM on May 31, 2000, addressed transition costs, stranded costs, UtilityCo's cost of service, standard offer service and other issues required to be considered under the Restructuring Act. Copies of parts one and two of the application to the PRC are filed herewith as exhibits D-3 and D-4. The part three application will be filed by amendment as Exhibit D-5.

ITEM 4.  REGULATORY APPROVALS

         Set forth below is a summary of the regulatory approvals that the applicants have obtained or expect to obtain in connection with the proposed transactions. Except as set forth below, no other state or local regulatory body or agency and no other federal commission or agency has jurisdiction over the transactions proposed herein.

A.       FEDERAL POWER ACT

         Under Section 203 of the Federal Power Act, the FERC has jurisdiction over the proposed transactions. PNM filed an application (a copy of which will be filed by amendment as Exhibit D-1) with the FERC for authority to consummate the proposed Separation. The filing with the FERC was made on June 7, 2000. PNM also will file certain new agreements or modifications of existing agreements with the FERC pursuant to the Federal Power Act in order to implement the transition.

B.       THE ATOMIC ENERGY ACT

         PNM holds interests in operating licenses in connection with its ownership and leasehold interests in PVNGS. PNM is not authorized to operate PVNGS; it is one of seven co-licensees, including Arizona Public Service Company ("APS"). APS alone is authorized to operate PVNGS. The Atomic Energy Act provides that a license or any rights thereunder may not be transferred or in any manner disposed of, directly or indirectly, to any person through transfer of control unless the NRC finds that such transfer is in accordance with the

Atomic Energy Act and consents to the transfer. Pursuant to the Atomic Energy Act, PNM has filed an application for approval from the NRC (a copy of which will be filed by amendment as Exhibit D-9) to reflect the fact that pursuant to the Separation, there will be an indirect transfer of control of PNM's interests in the operating licenses to Manzano. Also, a request for approval of license amendments to reflect the change in PNM's name was filed by Arizona Public Service Company, the Operating Agent for PVNGS.

C.       STATE PUBLIC UTILITY REGULATION

         As discussed in Item 3(C), Parts one and two of the application with the PRC have been filed for approval of the PRC with respect to the proposed transfer of the relevant Regulated Assets from PNM to UtilityCo and the creation of the holding company utility system. Part three of PNM's transition plan, which was filed in May 31, 2000, addressed transition costs, stranded costs, UtilityCo's cost of service, standard offer service and other issues required to be considered under the Restructuring Act.

D.       FEDERAL COMMUNICATIONS COMMISSION

         An application with the FCC (a copy of which will be filed by amendment as Exhibit D-11) will be filed for appropriate approval of the FCC with respect to the proposed transfer of the Regulated Assets from PNM to UtilityCo.

E.       OTHER

         Manzano may file other applications for, or request, certain other consents or authorizations by federal, state or municipal agencies in connection with the issuance of securities, system operations and franchises or any other activities subject to regulatory approval.

ITEM 5.  PROCEDURE

         The Applicant requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicant submits that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transaction and that the Division of Investment Management may assist with the preparation of the Commission's decision and/or order in this matter unless such Division opposes the matters covered hereby.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

A.       EXHIBITS

    EXHIBIT

      A-1 Restated Articles of Incorporation of PNM as amended through May 10, 1985 (Incorporated by reference to Exhibit 4-(b) of PNM's Registration Statement No. 2-99990).

      A-2 Articles of Incorporation of Manzano (attached as Exhibit B to the Proxy Statement/Prospectus) (included in the Registration Statement on Form S-4 filed as Exhibit C-1 herein).

      A-3        Articles of Incorporation of UtilityCo.*

      B-1 Plan of Share Exchange (attached as Exhibit A to the Proxy Statement/Prospectus) (included in Registration Statement on Form S-4 filed as Exhibit C-1 herein).

      C-1 Registration Statement on Form S-4 (including all exhibits thereto) (Incorporated by reference to the Registration Statement filed with the Commission on March 10, 2000, pursuant to the Securities Act of 1933, File No. 333-32170).

      C-2 Proxy Statement/Prospectus (included in Registration Statement on Form S-4 filed as Exhibit C-1 herein).

      D-1        Application of PNM to the FERC (without exhibits).*

      D-2        Order of the FERC.*

      D-3        Part One of the Application to the PRC (without exhibits).

      D-4        Part Two of the Application to the PRC (without exhibits).

      D-5        Part Three of the Application to the PRC (without exhibits)

      D-6        Order of the PRC (Part One).*

      D-7        Order of the PRC (Part Two). *

      D-8        Order of the PRC (Part Three). *

      D-9        Application to the NRC (without exhibits).*

     D-10        Order of the NRC.*

     D-11        Application to the FCC (without exhibits).*

      E-1 Map(s) showing current PNM's (and future UtilityCo's) gas service areas.* +

      E-2 Map(s) showing current PNM's (and future Energy's and UtilityCo's) electric operations areas.*+

      F-1        Preliminary Opinion of Counsel.*

      F-2 Past Tense Opinion of Counsel (To be filed with certificate of notification).*

      G-1 Form 10-K Annual Report of Public Service Company of New Mexico for the year ended December 31, 1999 (Incorporated by reference to such filing, File No. 1-6986).

      G-2 Form 10-Q Quarterly Report of Public Service Company of New Mexico for the quarter ended March 31, 2000 (Incorporated by reference to such filing, File No. 1-6986).

      H-1        Form of Notice. *

                 -------------------------
                 * To be filed by amendment.
                 + To be filed in paper form.
[UPDATE]

B.       FINANCIAL STATEMENTS

    EXHIBIT

     FS-1 Public Service Company of New Mexico Consolidated Balance Sheets as of December 31, 1999 and 1998 (see Annual Report of Public Service Company of New Mexico on Form 10-K for the year ended December 31, 1999 (Exhibit G-1 hereto)).

     FS-2 Public Service Company of New Mexico Consolidated Statements of Income for the years ended December 31, 1997, 1998 and 1999 (see Annual Report of Public Service Company of New Mexico on Form 10-K for the year ended December 31, 1999 (Exhibit G-1 hereto)).

                   -------------------------
                   * To be filed by amendment.

         Financial Statements of UtilityCo and Manzano are not included herein because neither company has conducted any business, owns any assets or has any liabilities.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

         The proposed transactions do not involve "major federal actions significantly affecting the quality of the human environment" as set forth in
Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. ss. 4321 et seq. Consummation of the proposed transactions will not result in changes in the operations of PNM, the future Energy, nor create any changes in the operations of UtilityCo that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 1 to the Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  July 21, 2000
Albuquerque, New Mexico

                                       MANZANO CORPORATION



                                       By:        /s/ M.H. Maerki
                                           -------------------------------------
                                                    M.H. Maerki
                                               Senior Vice President and
                                               Chief Financial Officer

                                       By:        /s/ J.R. Loyack
                                           -------------------------------------
                                                    J.R. Loyack
                                            Vice President, Corporate Controller
                                               and Chief Accounting Officer